                                                U.S.
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 4
                                          STATEMENT OF
CHANGES IN BENFICIAL OWNERSHIP

1.     Name and Address of Reporting Person:
       Dean G. Constantine, 756 Quaking Aspen, Murray, UT
84123

2.     Issuer Name and Ticker or Trading Symbol:
        ZEVEX International, ZVX.

3.     IRS or Social Security Number of Reporting Person
(Voluntary):

4.     Statement for Month/Year:
        12/97

5.     If Amendment, Date of Original (Month/Year):

6.     Relationship of Reporting Person to Issuer (Check all
applicable):
        (X) Director     (X) Officer (give title below)
(  ) 10% Owner     (  ) Other (specify
        below)

Title: President

          TABLE I  Non-Derivative Securities Beneficially
Owned

1. Title of Security    2. Trans-   3. Trans-   4.
Securities Acquired (A)   5. Amount   6. Owner-   7. Nature
                                      action        action
or Disposed of (D)                of                 ship
of In-
                                     Date           Code
Securities     Form         direct
                                   (M/D/Y)
Beneficially Direct        Benefic-

Owned at     (D) or         ial

End of          Indirect      Owner-

Amount  (A) or (D)  Price     Month          (I)
ship
---------------------    ------------    ------------    ---
-----------------------------  ------------   ------------
------------

          TABLE II  Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1. Title of  2. Conver-  3.Trans-  4. Trans-  5. Number of  6. Date
7. Title and  8. Price  9. Num-  10. Own-   11. Na-
    Deriv-        sion or       action      action       Derivative
Exer-         and Am-     of            ber of        ership
ture
    ative          Exercise     Date        Code         Securities
cisable       ount of         Deriv-    Deriv-       Form        of
In-
    Security     Price of     (M/D/Y)                   Acquired
and Ex-      Under-         ative       ative        of De-
direct
                      Deriv-
(A) or Dis-      piration      lying             Secur-   Secur-
rivative      Benef-
                      ative
posed of (D)   Date           Securities      ity         ities
Security:    icial
                      Security
(M/D/Y)                                       Bene-       Direct (D)
Own

---------------- ----------------            ficially     or Indirect
ership

Date   Epir-  Title  Amount            Owned      (I)

Exer-  ation           or Number         at End of

cisable Date           of shares           Month
-------------  --------------  -----------  --------  ---------------
--  --------------  ------------------  ------  ----------  ---------
-  ---------
Employee
Stock
Option
(Right to
Buy)           16.4375  10/01/97     A   17,500      10/01/98
10/01/02  Common Stock  17,500  0

Employee
Stock
Option
(Right to
Buy)         16.4375   10/01/97      A   17,500     10/01/99 10/01/02
Common Stock  17,500  0

Employee
Stock
Option
(Right to
Buy)        16.4375   10/01/97      A   17,500     10/01/00 10/01/02
Common Stock  17,500  0

Employee
Stock
Option
(Right to
Buy)       16.4375   10/01/97     A   17,500     10/01/01 10/01/02
Common Stock  17,500  0  70,000  D
